

Mail Stop 4720

June 30, 2016

Via E-mail
Joseph R. Dively
Chairman, President and Chief Executive Officer
First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, IL 61938

Re: First Mid-Illinois Bancshares, Inc.
Registration Statement on Form S-4
Filed June 13, 2016
File No. 333-212000

Dear Mr. Dively:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise your first paragraph to disclose the adjustments that may be made to the merger consideration. Please tell us how, in the event that First Mid-Illinois' share price fell by more than 25% and First Mid-Illinois chose to increase the exchange ratio, those shares would be registered under the Securities Act of 1933.

2.   Please disclose the total merger consideration as of the date that the merger was announced. Please make corresponding revisions throughout your prospectus.

Questions and Answers About The Merger

Is the merger consideration subject to adjustment, page 2

3.   Revise your disclosure, in this subsection and throughout the prospectus to disclose First Clover Leaf's consolidated stockholders' equity as of a recent date. Please make corresponding revisions throughout your prospectus.

The Merger

Opinion of Raymond James & Associates, Inc.

Additional Considerations, page 59

4.   Please revise your disclosure to quantify the fees that First Clover Leaf paid or will pay Raymond James for its investment banking and advisory services, as required by Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Opinion of FIG Partners, LLC, page 61

5.   Please revise your disclosure to quantify the fee that you will pay FIG for its financial advisory services in connection with the merger and rendering its fairness opinion. Please also quantify the compensation that FIG has received from you for the services it has provided during the prior two years.

Interests of certain persons in the merger

Post-Merger Compensation Arrangements with First Mid, page 72

6.   We note that you expect to continue to engage in discussions with executive officers and directors of First Clover Leaf regarding potential roles with the combined company. Please update us on the status of those discussions and, as appropriate, disclose all material interests of these individuals in your registration statement.

Material U.S. Federal Income Tax Consequences of the Merger, page 76

7.   Revise this section to clarify that both Schiff Harden and Barack Ferrazzano have executed opinions that are included with this registration statement that the merger will qualify as reorganization under Section 368(a) of the Code. Make appropriate revisions to your disclosure on page 11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Jason Zgliniec, Esq.